[redacted]

12013273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Williams LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Haxall Point, 9th Floor
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson 412-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd. Suite 300 (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AP 3/15

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Williams LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Oct. 7, 2014
Member, Pennsylvania Association of Notaries

Charlene F. Wilson
Signature

Vice President
Title

Joy Ann Damico
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRIS WILLIAMS LLC

Consolidated Financial Statement

December 31, 2011

SEC ID 8 – 53380

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Keiter
Your Opportunity Advisors

Certified Public
Accountants & Consultants
4401 Dominion Boulevard, 2nd Floor
Glen Allen, VA 23060

210 Ridge-McIntire Road, Suite 500
Charlottesville, VA 22903

www.keitercpa.com

HARRIS WILLIAMS LLC

Table of Contents

Keiter
Your Opportunity Advisors

INDEPENDENT AUDITORS' REPORT

Manager and Officers
Harris Williams LLC
Richmond, Virginia

We have audited the accompanying consolidated statement of financial condition of Harris Williams LLC (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Harris Williams LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Keiter

February 17, 2012
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

HARRIS WILLIAMS LLC

Consolidated Statement of Financial Condition
December 31, 2011
(in thousands)

Assets

Cash	$	121,928
Accounts receivable, net		2,515
Prepaid expenses		705
Income tax receivable		861
Property and equipment, net		4,552
Deposits		50
Goodwill		187,857
	$	318,468

Liabilities and Member's Equity

Liabilities:		
Accrued compensation	$	53,291
Accrued expenses		2,803
Due to parent		116
Deferred income taxes		6,237
Total liablities		62,447
Member's equity		256,021
	$	318,468

HARRIS WILLIAMS LLC

Notes to Consolidated Financial Statement
(in thousands)

1. **Summary of Significant Accounting Policies:**

Nature of Business:

Harris Williams LLC (the "Company") is a broker/dealer organized in the Commonwealth of Virginia. As a broker/dealer, Harris Williams LLC is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that provides mergers and acquisitions advisory services.

Harris Williams LLC is a single-member limited liability company that is a wholly-owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC").

Merger Transaction:

On April 13, 2010, the Company formed Harris Williams UK Holdings ("HWUKH") as a wholly owned subsidiary. Effective July 30, 2011, HWUKH became an Agreement Corporation under Sections 25 and 25A of the Federal Reserve Act. Effective August 31, 2011, PNC Bank International ("PNCBI"), an Edge Act corporation and a wholly owned subsidiary of the Parent, conveyed 100% of the shares of Harris Williams & Co. Ltd ("Limited") to HWUKH in consideration of a purchase price equal to the net book value of Limited as of August 31, 2011. As a result of this transaction, HWUKH recorded assets of $3,471, including cash of $2,300, liabilities of $1,728 and equity of $1,743. To fund the purchase of the shares, HWUKH distributed cash of $2,675 to PNCBI.

The accompanying financial statements include the consolidated results of the Company, HWUKH, and Limited since the date of the transaction. At December, 31, 2011, HWUKH had total assets of $1,627 and member's equity of $1,627. At December, 31, 2011, Limited had total assets of $5,170, total liabilities of $3,568, and member's equity of $1,602. All significant intercompany transactions and balances have been eliminated in consolidation.

Foreign Currency Translation: Transactions for Harris Williams & Co. Ltd are settled in British Pounds and are immediately converted to U.S. Dollars for accounting purposes at prevailing exchange rates.

1. **Summary of Significant Accounting Policies, Continued:**

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however, the Company does not require collateral or other security from customers. The Company maintains its cash balances in a financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250. The Company regularly has funds in excess of $250.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions, or may be concentrated in an industry. There were no revenue concentrations for 2011.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. The allowance for doubtful accounts at December 31, 2011 was $101.

Use of Estimates: The preparation of the consolidated financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Income Taxes: The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

1. **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statement to comply with the provisions of this guidance.

Goodwill: The Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2011 and did not record an impairment charge based on the results.

Subsequent Events: Management has evaluated subsequent events through February 17, 2012, the date the consolidated financial statement was available for issuance, and has determined that there are no subsequent events to be reported in the accompanying consolidated financial statement.

2. **Property and Equipment:**

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

(in thousands)

2. Property and Equipment, Continued:

Property and equipment at December 31, 2011 consisted of:

Furniture and fixtures	$	2,434
Data Processing Equipment		1,651
Leasehold improvements		1,242
Office equipment		2,160
Software		2,546
		10,033
Less accumulated depreciation		5,481
Net property and equipment	$	4,552

3. Leases:

Minimum future payments under noncancellable operating leases at December 31 are as follows:

2012	$	2,534
2013		2,537
2014		2,578
2015		2,088
2016		1,743
Thereafter		4,666
Total minimum lease payments	$	16,146

Most leases contain clauses that provide for the Company to pay a percentage of the lessors' operating expenses.

HARRIS WILLIAMS LLC

Notes to Consolidated Financial Statement, Continued
(in thousands)

4. Income Taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following at December 31, 2011:

Accrued compensation	$	5,394
Intangible assets		(14,350)
Accrued costs and other		2,719
Net deferred tax liability	$	(6,237)

5. Deferred Compensation Plan:

The Company participates in a deferred compensation plan sponsored by PNC. For qualified employees, a percentage of the total compensation above specified thresholds is deferred into the plan. The deferred component is awarded in the form of a grant of cash-payable restricted share units (the "Units"), and payable to the employees on a rolling three-year schedule. The Units are revalued quarterly based upon the quoted market price of PNC's Class A Common shares, and a corresponding gain or loss is recognized. The accrued provision for restricted share units payable was $15,492 at December 31, 2011.

6. Employee Benefit Plans:

PNC sponsors a defined contribution 401(k) plan (the "Plan") covering substantially all United States- based employees. Employees may make voluntary contributions to the Plan up to 20% of their pretax annual compensation. The plan provides for a company match of up to 4% of the employees' compensation. Employees are eligible to participate on the first day of the month following the date of hire and are vested after three years of employment.

PNC sponsors a defined contribution pension plan (the "Pension Plan") covering substantially all United Kingdom-based employees. The Pension Plan provides for a minimum 5% employer contribution for all enrolled participants. Additionally, employees may make voluntary contributions to the Pension Plan. The Pension Plan provides for a Company match of up to an additional 5% of the employees' compensation. Eligibility is available to all permanent employees ordinarily working in the United Kingdom who have a contract of employment of greater than three months.

(in thousands)

7. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2011, the Company had net capital of $56,749, which was $52,899 in excess of required minimum net capital of $3,850. The Company's net capital ratio was 1.02 to 1.

8. **Related Party Transactions:**

Harris Williams LLC is a wholly-owned subsidiary of PNC which provides administrative services to the Company under a management agreement. At December 31, 2011, the Company owed $116 to PNC. During 2011, the Company reimbursed PNC for various expenses related to employee benefits and business liability insurance and other services.

The Company leases space for its Philadelphia, Cleveland, and London offices from PNC on a month-to-month basis.

Additionally, the Company maintains checking and sweep accounts at PNC.

9. **Guarantees:**

Consistent with customary investment banking practices, the Company provides certain indemnifications to its clients, many of which are generally limited to the amount of fees paid to the Company. PNC maintains certain errors and omissions insurance coverages which covers Harris Williams LLC and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

Keiter
Your Opportunity Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Manager and Officers
Harris Williams LLC
Richmond, Virginia:

In planning and performing our audit of the consolidated financial statement of Harris Williams LLC ("the Company"), as of December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission "SEC", we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

210 Ridge-McIntire Road
Suite 500
Charlottesville, VA 22903
Tel: 434.220.2800
Fax: 434.220.2802

Web: www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's consolidated financial statement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Manager, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

February 17, 2011
Glen Allen, Virginia

Keiter
Your Opportunity Advisors

RICHMOND
804-747-0000

CHARLOTTESVILLE
434-220-2800

www.keitercpa.com